Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

APPOINTMENT OF THE CHIEF FINANCIAL OFFICER

The board (the “Board”) of directors (the “Directors”) of Lufax Holding Ltd (the “Company”, together with its subsidiaries and other consolidated entities, the “Group”) hereby announces that, Ms. Jia LIU (劉佳) (“Ms. LIU”) has been appointed as the chief financial officer of the Company, with effect from October 16, 2026.

The biographical details of Ms. LIU are set out below.

Ms. LIU, aged 42, has extensive experience in audit, banking and financial management of listed financial technology companies, and is familiar with comprehensive financial management, strategy implementation and capital operations.

Since February 2020, Ms. LIU has successively served as the chief capital operation officer and the chief financial officer of CITIC aiBank Corporation Limited* (中信百信銀行股份有限公司) (“CITIC aiBank”). During her tenure at CITIC aiBank, Ms. LIU has been responsible for overseeing the formulation of the bank’s overall strategy, asset and liability management and financial analysis, and completed a number of equity financings and debt financings. Prior to that, from December 2014 to December 2019, Ms. LIU successively served as the financial controller, the vice president of finance, the co-chief financial officer and the chief financial officer of Yiren Digital Ltd. (a company listed on NYSE (stock code: YRD)), where she led the capital market projects, managed the finance team and developed cooperation with financial institutions. From May 2005 to December 2014, Ms. LIU served as a senior manager in the financial services department of Beijing office of PricewaterhouseCoopers for six years and an audit manager in the banking and capital markets department of New York office of PricewaterhouseCoopers for three years, where she was responsible for specialised advisory and audit engagements for a number of financial institutions.

*	English translation is provided for identification purpose only

Ms. LIU obtained a bachelor’s degree in finance from Minzu University of China (中央民族大學) in July 2005 and a master’s degree in finance from the University of Rochester in June 2013. Ms. LIU is qualified as both a Certified Public Accountant in the People’s Republic of China and a Certified Public Accountant in the United States.

The Board would like to warmly welcome Ms. LIU on her new appointment.

By order of the Board

Lufax Holding Ltd

Dicky Peter YIP

Chairman of the Board

Hong Kong, October 16, 2026

As of the date of this announcement, the Board comprises Mr. Xiang JI as the executive Director, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP, Mr. Siu Hong CHENG and Mr. Wai Kin CHIM as the independent non-executive Directors.

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